SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )

HYPERION SOLUTIONS CORPORATION
(Name of Subject Company)
HYPERION SOLUTIONS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
44914M104
(CUSIP Number of Class of Securities)
Godfrey Sullivan
President and Chief Executive Officer
Hyperion Solutions Corporation
5450 Great America Parkway
Santa Clara, California 95054
(408) 744-9500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:

Gregory C. Smith, Esq.	William M. Kelly, Esq.
Skadden Arps Slate Meagher & Flom LLP	Davis Polk & Wardwell
525 University Ave, Suite 1100	1600 El Camino Real
Palo Alto, CA 94301	Menlo Park, CA 94025
(650) 470-4500	(650) 752-2000
☑  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Oracle and Hyperion Acquisition Announcement The New, Extended Oracle BI: A System for Enterprise Performance Management

Important Information THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF HYPERION'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. HYPERION WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE. Cautionary Statement Regarding Forward-Looking Statements This document contains certain forward-looking statements about Oracle and Hyperion. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Hyperion, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Hyperion, including: the successful consummation of the proposed transaction, the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Hyperion could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Hyperion. Neither Oracle nor Hyperion assumes an obligation to update or revise any such statements, whether as a result of new information or otherwise.

What We Are Announcing Oracle has agreed to acquire Hyperion Cash tender offer of $52.00 per share Approximately $3.3 billion in equity value Transaction expected to close in April 2007, subject to regulatory and other approvals About Hyperion Leading provider of performance management solutions, OLAP, financial planning and consolidation Public company with trailing twelve month revenues in excess of $830 million (12/31/06) Headquarters in Santa Clara, CA, USA 2,900 employees worldwide; 12,000+ customers worldwide Accelerates Oracle's product strategy Business intelligence is a strategic focus for Oracle Hyperion brings best-of-breed, heterogeneous performance management products and complementary BI products Combination offers industry's best and most complete product line Complements Oracle's database, middleware, and applications

Strategic Importance to Oracle Performance management is a rapidly growing software segment Estimated to reach $7.0 billion in 2009; 11%+ CAGR growth Top priority for executives and Boards of Directors Financial planning extending to full enterprise business planning Drives additional value from enterprise software deployments Complements Oracle's existing product strengths Extends Oracle's position in business intelligence Adds leading open enterprise planning system Adds high-growth, leading financial consolidation products Adds powerful multi-source OLAP server Extends Oracle's global distribution channels with domain expertise Why now? Performance management and business intelligence increasingly used together First integrated, end-to-end Enterprise Performance Management System: planning, consolidation, operational analytic applications, BI tools, reporting, data integration Together offer industry's most complete and best product line Differentiates Oracle from other business intelligence vendors

Why Hyperion?

- **Category leader in performance management software**
  - Rated as a leader in performance management and business intelligence platforms
  - Leader in OLAP, planning, and financial consolidation
  - Successfully implemented at over 12,000 global customers
- **Strong reputation and established relationships with CFO office**
  - Strong domain expertise in financial and performance management
  - Helps Oracle sell complementary products into the CFO office
  - Strengthens Oracle's expansion into SAP base
- **Most complementary product suite**
  - Thousands of Hyperion customers already use Oracle applications
  - Enables rapid integration of product suites
- **Experienced global organization**
  - Highly skilled and experienced product development team
  - Global sales expertise, strong services and support capability
  - Excellent support and adoption by global system integrators
- **Oracle and Hyperion are already partners** ORACLE CERTIFIED ADVANTAGE PARTNER
  - Hyperion is a member of Oracle PartnerNetwork (OPN)
  - Hyperion is an Oracle customer – runs on E-Business Suite and Siebel CRM

Copyright © 2006, Hyperion. All rights reserved.
5
Hyperion™

Select Joint Customers

Expected Customer and Partner Benefits Hyperion Customers Oracle plans to protect, extend and evolve customers' investments Increased R&D investment in Hyperion products Extends products with operational analytic applications and BI tools Access to Oracle's global support and services organizations Oracle Customers Best-of-breed Enterprise Performance Management System Enhanced and complete suite of business intelligence tools Complements Oracle database, middleware, applications Access to Hyperion domain expertise in financial management Oracle and Hyperion Partners ISVs: broader opportunities to embed technology SIs: strategic partner for best and most complete BI and performance management applications and technology; joint advisory to CFOs VARs: expanded opportunities for value-added solutions Continued Commitment to Heterogeneous Environments

Leadership Product Strategy Provides industry's first end-to-end Enterprise Performance Management System Align operational intelligence with strategy: better insight Align operational decisions with strategy: better decisions From insight to action: better results Built on integrated and modern foundation Most complete and integrated BI tools and operational analytic applications Supports all styles of analysis and reporting With a unified and consistent view of enterprise intelligence Provides a fundamentally more complete solution No other BI vendor offers as complete an Enterprise Performance Management System No other application vendor offers breadth of BI solutions Leads category in technology and vision For business intelligence and performance management Driving the Evolution of Performance Management and BI

BI and Performance Management "... the most important technology in 2007 is Business Intelligence" Finance's Top Area of Importance Sources: CIO Insight, "The Future of I.T.: What's on Tap for 2007 and Beyond," January 16, 2007; IBM Business Consulting Services, "The Global CFO Study 2005" Consistently the Top IT and Business Priorities Worldwide

Product Strategy

To: From: Product Strategy Drivers Pervasive use Analysts Real-time, predictive data Historical data Unified infrastructure and prebuilt analytic solutions Analytic tools Insight-driven business process optimization Reporting results Unified, enterprise view Fragmented view Enterprise Performance Management System Planning silos with limited BI

The New, Extended Oracle BI BI Tools and Foundation BI and Performance Management Applications Oracle Business Intelligence Best-of-breed BI tools Powerful analytics Integrated BI technology Operational analytic applications Performance management applications Works with any information technology environment - Oracle, non-Oracle, or mixed Hot-Pluggable A System for Enterprise Performance Management

Oracle BI Tools and Foundation Ad-hoc Analysis Proactive Detection and Alerts MS Office Plug-in Reporting & Publishing Interactive Dashboards Disconnected Analytics Oracle BI Server OLTP & ODS Systems Data Warehouse Data Mart SAP, Oracle PeopleSoft, Siebel, Custom Apps Files Excel XML Business Process Multidimensional Calculation and Integration Engine Intelligent Caching Services Intelligent Request Generation and Optimized Data Access Services Web services JDBC, ODBC Essbase Common Enterprise Information Model Essbase Analytics Extended and Unified Business Intelligence Infrastructure

Common Enterprise Information Model Presentation Layer Physical Layer Semantic Object Layer User roles, preferences Simplified view Logical SQL interface Dimensions Hierarchies Measures Calculations Aggregation Rules Time Series Map Physical Data Connections Schema Role-based views of the information Consistent definition of business measures, metrics, calculations Model once, deploy anywhere Across any data sources Enables Consistency, Security, Reuse, Flexibility

Oracle BI Applications Oracle BI Foundation OLTP & ODS Systems Data Warehouse Data Mart SAP, Oracle PeopleSoft, Siebel, Custom Apps Files Excel XML Business Process Essbase Common Enterprise Information Model Reporting Sales & Marketing Service & Contact Center Supply Chain Order Management & Fulfillment Modeling Human Resources Planning Budgeting Scorecards Consolidations Planning Financial Management Analytic Apps Real-Time Decisions Verticals Scorecarding An Enterprise Performance Management System

Enhances Existing Customer Investments

Continued Integration with Heterogeneous Environments

Portals



Any JSR 168 Portal

Analytic Tools and Reporting



Oracle BI, HYSL, BOBJ, COGN, MSTR, Actuate ..

Applications



Oracle EBS, Siebel, SAP, PeopleSoft, JD Edwards ..

Desktop Tools



Excel, Outlook, Lotus Notes ..

Oracle Enterprise Performance Management System

Oracle BI Foundation

Security



Oracle
Kerberos
iPlanet
MSFT AD
Novell
Custom
Others ..

Data Access



Oracle RDBMS
Oracle OLAP Option
Microsoft SQL Server & Analysis Services
IBM DB2
Teradata
Essbase
SAP BW
XML, Excel, Text
Others ..

ETL



Oracle Data Integrator (Sunopsis)
Oracle Warehouse Builder
Informatica
Ascential
Others ..

Copyright © 2006, Hyperion. All rights reserved.

16

Hyperion

Enterprise Performance Management System Required for Better information Better insight Better plans Better decisions Better actions Better performance Better results Oracle with Hyperion

Product Integration Insight Performance Action Set Goals Model Plan Monitor Analysis Report

From Plan to Analysis Financial Example Financial Plan Financial Metrics, KPIs, Scorecards Financial Analytics Management & Statutory Reporting Financial Consolidation Insight Performance Action Set Goals Model Plan Monitor Analysis Report

Set Goals and Strategy Set Goals Supporting Detail Mark-up and Workflow KPIs Business Rules Hyperion Strategy and Objective Setting Tools

Define Model to Capture Strategy Model Adjustment Logic Mark-up and Workflow Simulation Scenarios Analytic Facts and Measures Hyperion Planning and Scenario Modeling Tools

Define Plans to Align with Strategy Corporate Plan Drivers (e.g., Financial Plan) Objectives & KPIs Strategy Definition Sales & Revenue Plan Marketing Plan Manufacturing Plan HRMS Plan Field Reps Telesales Reps Sales Accelerators Sales Comp Plan Analytic Facts & Measures Plan Hyperion Planning and Oracle BI Applications

Monitor KPIs via Alerts E-mail (POP/IMAP) Pager SMS/Voice Time-based Conditions Data-driven Conditions Routing & Delivery Rules Priority-based Delivery Oracle BI Server EE Hyperion Enterprise Analytics Monitor Metrics & KPIs Oracle Notification and Alerting Infrastructure

Logical Request Parser Intelligent Query Execution Cache Manager Functional Compensation Optimized SQL/MDX Gen. Data Access Catalog Metadata Mgr. Scheduler Function shipping Oracle BI Applications Performance Mgmt Applications Analyze Information BI Foundation Essbase Analytics Analysis Relational Sources OLAP Sources Business Applications Unstructured Sources Mainframe Drill to Detail to Understand Problems

Integrate Data for Analysis BI Applications Sales Service & Contact Center Marketing Supply Chain Order Management & Fulfillment Financials Human Resources Oracle Data Integrator E-LT IVR, ACD, CTI Essbase MS Excel Other Sources DW Schema Oracle Data Integrator E-LT Analyze Data Integration Financial Data Quality Data Profiling & Quality Oracle and Hyperion Data Quality, Oracle Data Integration

Consolidate Information Other Financial Sources Financial Data Quality Core Financial Systems Financial Consolidation System Analyze Hyperion Financial Management and Consolidation

e-Mail Fax Fax Browser File Server Fax Printer Report Generator Layout Formatter Report Distributor Job Scheduler Business User Generate Reports OLTP & ODS Data Warehouse Data Mart SAP, Oracle PSFT, Siebel Custom Apps Essbase Report HTML Excel PDF RTF XML Word PPT EDI EFT XBRL Statutory, Operational, and Managerial

Drive Action in Systems 1. Conditional Alerting Data-Driven Conditions Business KPIs Analytic Facts & Measures Time-Driven Conditions BPEL Analytic Workflow Transaction System Change Action 2. In-Context Analysis 3. Insight Driving Action Insight to Action via Action Framework

Compare to Strategy and Goals Operational Scorecards Align Operations with Plans Business KPIs Strategy & Objectives Operational Scorecards Planning Insight Performance Action Set Goals Model Plan Monitor Analysis Report "Close the Loop" with Hyperion Scorecards

Hyperion Integrates with Oracle Hyperion integrates with Oracle Database Supports Oracle RAC as a data source Hyperion integrates with Oracle Fusion Middleware Application Server Enterprise Portal: integrate analytics into a common portal Identity Management: provide enterprise single sign-on Business Intelligence Server as a Data Source for Essbase Hyperion integrates with Oracle Applications All of Oracle's Enterprise Applications product lines Over 4,000 Hyperion customers use Oracle Applications Well-defined product integration roadmap Critical enablers for product integration complete (e.g., data source) Other key design elements have been well defined Oracle and Hyperion will provide clear product roadmap to customers Customers Can Get Value Immediately

Example: Unified Executive Portal Planning Scorecards Analysis/Analytic Application Execution (Workflow) Contextual, Drill-across Integration

Enterprise Performance Management System BI Applications integrate with R/3 Planning, Budgeting and Consolidations work with SAP BI Foundation supports optimized access to SAP BW Oracle provides the ideal insight layer for SAP and mixed environments SAP R/3 SAP BW Heterogeneous Oracle BI Foundation Common Enterprise Information Model Reporting Planning Analytic Apps Scorecarding BI & Performance Management Applications Benefits SAP Customers Today

Magic Quadrant for CPM Suites, 2006 Magic Quadrant for CPM Suites, 2006 1 Dec 2006 Nigel Rayner The Magic Quadrant is copyrighted 2006 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. This Magic Quadrant graphic was published by Gartner, Inc. as part of a larger research note and should be evaluated in the context of the entire report. The Gartner report is available upon request from Hyperion

Magic Quadrant for BI Platforms, 1Q07 Magic Quadrant for Business Intelligent Platforms, 1Q07 26 January 2007 Kurt Schlegel, Bill Hostmann, Andreas Bitterer The Magic Quadrant is copyrighted 2007 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. This Magic Quadrant graphic was published by Gartner, Inc. as part of a larger research note and should be evaluated in the context of the entire report. The Gartner report is available upon request from Hyperion

Customer and Partner Success

BT Joint Customer Example Heterogeneous environment Oracle E-Business Suite Oracle's Siebel CRM Thousands of operational systems Oracle BI is enterprise BI standard, in use in multiple organizations Hyperion System 9 selected by finance organization for financial reporting and operational metrics Using Oracle BI and Hyperion System 9 for better strategic, operational and tactical decisions Would benefit from integration

Large, Worldwide Networking Company Joint Customer Example Over 15,000 worldwide users of Oracle BI Every manager worldwide uses HR dashboards Top 500 executives get real-time business view Sales, marketing, and engineering Enterprise standard Approx. 2,000 users for Finance expense tracking Budget vs Actual, headcount and capital data reporting 40% of users outside finance organization Customer has requested Oracle BI EE interoperate with Essbase

Oracle and Hyperion Together Broadest Set of Business Intelligence Partners

Summary

The New, Extended Oracle BI A System for Enterprise Performance Management Leading and most comprehensive BI tools and technology Leading and most comprehensive performance management and operational analytic applications Driving the evolution of performance management and BI Broadest sales and distribution capability Immediate benefit to Hyperion and Oracle customers and partners

Next Steps Public announcement March 1, 2007 Communicate with all stakeholders Press and analyst briefings: week of March 5, 2007 Customer briefings: week of March 5, 2007 Hyperion Solutions 2007: April 22-25, 2007 (Orlando, FL) Hyperion Solutions 2007: May 20-22, 2007 (Lyon, France) Complete transaction Obtain required approvals and satisfy conditions to closing Expect to close in April 2007 More information can be found at: www.Oracle.com/Hyperion or www.Hyperion.com/Oracle